CONSENT OF PLACER DOME U.S.INC.

The undersigned hereby consents to the use of its name as it appears in the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of NovaGold Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

  1. The revised annual information form of the Company dated July 22, 2003 and the annual information form of the Company dated April 17, 2002, which include reference to the undersigned’s name in connection with the Donlin Creek Project;

  The annual report of the Company for the year ended November 30, 2002, which includes reference to the undersigned’s name in connection with the Donlin Creek Project;

  The quarterly report of the Company for the three month period ended February 28, 2003, which includes reference to the undersigned’s name in connection with the Donlin Creek Project; and

  The material change report and press release of the Company dated April 9, 2003, which include reference to undersigned’s name in connection with the Donlin Creek Project.

 Dated at Denver, Colorado, this 27th day of October, 2003.

/s/ Jose Antonio Pinedo
Jose Antonio Pinedo
Vice President, Secretary and
General Counsel